UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number         000-55213

CAVENDISH FUTURES FUND LLC

(Exact name of registrant as speciﬁed in its charter)

c/o UBS Alternatives LLC
1285 Avenue of the Americas, 8th Floor
New York, New York 10019

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive ofﬁces)

Units of Limited Liability Company Interest

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to ﬁle reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to ﬁle reports:

Rule 12g-4(a)(1)	X
Rule 12g-4(a)(2)	_____
Rule 12h-3(b)(1)(i)	_____
Rule 12h-3(b)(1)(ii)	_____
Rule 15d-6	_____
Rule 15d-22(b)	_____

Approximate number of holders of record as of the certiﬁcation or notice date:              0

Pursuant to the requirements of the Securities Exchange Act of 1934 Cavendish Futures Fund LLC has caused this certiﬁcation/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 6, 2021	By: /s/ Jerry Pascucci
Name: Jerry Pascucci
Title: President and Director of Sydling Futures Management LLC

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall ﬁle with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an ofﬁcer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays
SEC 2069 (08-11)	a currently valid OMB control number.